

March 30, 2015

Vincent Wenbin Qiu
Chief Executive Officer
Baozun Cayman, Inc.
Building No. H, No. 1188 Wanrong Road
Zhabei District, Shanghai
The People's Republic of China 200436

> **Re:** **Baozun Cayman Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted March 5, 2015**
> **CIK No. 0001625414**

Dear Mr. Wenbin Qiu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Conventions that Apply to this Prospectus, page 7

1. We note your response to comment 2 and the related revisions to your filing. You now indicate that GMV includes, in part, "the full value of purchases settled for which customers have placed orders and paid deposits on such stores." It is unclear from your revisions whether GMV includes only purchases settled as of the date for which GMV is presented, or whether GMV includes both purchases settled as of the date and pending transactions that are subsequently settled after the date for which GMV is presented. Please revise your disclosure to clarify this matter.

Business, page 100

2. We note your response to comment 7 and the information that you shared with us during our conference call on March 30, 2015. Please revise the description of your business to better explain how you use your capabilities under the distribution model. To assist your investors in understanding this matter, you may wish to provide an example or case study illustrating the various actions you take to sell goods under the distribution model.

Consolidated Financial Statements

20. Restricted Net Assets, page F-41

3. We note your disclosure that aggregate amounts of paid in capital and statutory reserves of your PRC subsidiaries and VIE are RMB19,072 and RMB638, respectively. Please tell us if this is the total amount of restricted net assets of your consolidated subsidiaries and VIE. If so, please tell us how these amounts are calculated and how they relate to your consolidated financial statements. Also tell us how the disclosures in this footnote fully comply with Rule 4-08(e) of Regulation S-X.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Karen M. Yan, Esq.
        Latham & Watkins LLP